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                                                                     Exhibit 13


               "Domination and Profit and Loss Transfer Agreement
                -------------------------------------------------

                                     between
                                     -------

                BCP Crystal Acquisition GmbH & Co. KG, Stuttgart
                                    - "BCP" -

                                       and

                           Celanese AG, Kronberg i.T.
                                 - "Celanese" -
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                                    Section 1
                                   Management



(1) Celanese shall submit the management of its company under the control of BCP.

(2) In accordance with this, BCP shall be entitled to give instructions to the management board of Celanese with respect to the management of the company.

                                    Section 2
                                 Profit Transfer

(1) Celanese is obligated to transfer its entire profits to BCP. Subject to the creation or dissolution of reserves in accordance with para. 2 of this
     Section 2 the annual net income which would accrue without the profit transfer, reduced by a possible loss carried forward from the preceding year and the amount to be allocated to the legal reserve, must be transferred.

(2) With the consent of BCP, Celanese may allocate parts of the annual net income to other earnings reserves (Section 272 para 3 of the German Commercial Code), insofar as this is admissible under commercial law and economically justified by a sound commercial judgement. Other earnings reserves pursuant to Section 272, para. 3 of the German Commercial Code created during the term of this Agreement shall be dissolved upon the demand of BCP and used to compensate an annual net loss or transferred as profits. Other reserves and profit carried forward from the time before the term of this Agreement may not be transferred as profit or used to compensate an annual net loss.

(3) The obligation to transfer profit first applies to the entire profit of the (short) fiscal year in which this Agreement becomes valid in accordance with Section 6, para. 2, sentence 1 (retroactive effect of the profit transfer to the beginning of the (short) fiscal year). The obligation becomes due at the end of each fiscal year and bears interest of 5% p.a. from that date.

                                    Section 3
                               Assumption of Loss

(1) BCP is obligated to compensate Celanese for each annual net loss that would otherwise arise during the term of this Agreement, unless such loss is compensated for by withdrawing, in accordance with Section 2, para. 2, sentence 2, amounts from the other earnings reserves that have been allocated to them during the term of this Agreement.

(2) Section 2, para. 3 applies correspondingly to the obligation to compensate losses.


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                                    Section 4
                               Guaranteed Dividend


(1) BCP hereby guarantees vis-a-vis the outside shareholders of Celanese an adequate guaranteed dividend in the form of a recurring cash payment (guaranteed dividend). This guaranteed dividend payment shall add up to a gross amount of EUR 3.27 per non-par value share for each full fiscal year minus corporation tax and solidarity surcharge in accordance with the rate applicable to each of these taxes for the fiscal year concerned, whereby this deduction is to be calculated only on the basis of the pro rata guaranteed dividend of EUR 1.45 per non-par value share, included in the gross amount, arising from profits subject to German corporation tax. Taking into account the circumstances at the time of the conclusion of this Agreement, 25% corporation tax plus 5.5% solidarity surcharge, that is EUR 0.38, are deducted from the pro rata guaranteed dividend of EUR 1.45 per non-par value share arising from the profits subject to German corporation tax. Together with the remaining pro rata guaranteed dividend of EUR 1.82 per non-par value share arising from profits not subject to German corporation tax and taking into account the circumstances at the time of the conclusion of this Agreement, this results in a guaranteed dividend payment in the amount of EUR 2.89 per non-par value share for a full fiscal year.

(2) The guaranteed dividend payment shall become due on the first banking day following the annual shareholders' meeting of Celanese for the preceding fiscal year. The guaranteed dividend shall be granted beginning with the fiscal year in which this Agreement takes effect in accordance with Section 6, para 2. If this Agreement terminates during a Celanese fiscal year or if, during the period of time for which the obligation to transfer profit in accordance with Section 2, para. 3 applies, Celanese forms a short fiscal year, the guaranteed dividend shall be reduced pro rata temporis.

(3) If Celanese's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the guaranteed dividend per share shall decrease in such a way that the total amount of the guaranteed dividend remains unchanged.

(4) If Celanese's share capital is increased by means of a contribution in cash or in kind, the rights arising from this Section 4 shall also apply to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the guaranteed dividend ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz") are initiated and the court determines a higher guaranteed dividend by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the guaranteed dividend they have received, even if they have already tendered their shares in return for compensation. Likewise, all outside shareholders shall be treated equally if BCP, in a settlement to avert or terminate proceedings concerning the adequacy of the guaranteed dividend ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz"), agrees to a higher guaranteed dividend vis-a-vis a Celanese shareholder.

                                    Section 5
                                  Compensation

(1) Upon demand of an outside shareholder of Celanese, BCP shall acquire his shares in return for a cash compensation of EUR 41.92 per non-par value share.

(2) The obligation of BCP to acquire shares is limited to a specific period of time. The period of time shall expire three months after the date on which the registration of this Agreement in the commercial register of Celanese shall be deemed to have been announced in accordance with Section 10 of the German Commercial Code, but not earlier than three month after the beginning of the fiscal year of Celanese following the one commencing on January 1, 2004. An extension of the time period pursuant to Section 305, para. 4, sentence 3 of the German Stock Corporation Act due to a motion for determination of the guaranteed dividend or the compensation by the court specified in Section 2 Spruchverfahrensgesetz shall remain unaffected; in this case, the period of time expires two months after the date on which the decision on the last motion ruled on has been announced in the Federal Gazette.

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(3)  The sale of the shares shall be free of cost for Celanese shareholders.

(4) If, by the expiration of the time period defined in para. 2 of this Section 5, Celanese's share capital is increased by way of conversion of the company's funds in return for the issuance of new shares, the compensation per share shall decrease in such a way that the total amount of the compensation remains the same. If Celanese's share capital is increased by means of a contribution in cash or in kind, the rights arising from this
     Section 5 shall apply also to the shares resulting from the capital increase subscribed to by outside shareholders.

(5) In the case that proceedings concerning the adequacy of the compensation ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz") are initiated and the court determines an increased compensation by non-appealable decision, the outside shareholders shall be entitled to request a corresponding supplement to the compensation they have received, even if they have already tendered their shares in return for compensation. In the same way, all outside shareholders shall be treated equally if BCP, in a settlement to avert or terminate proceedings concerning the adequacy of the compensation ("Spruchverfahren") pursuant to the respective Act ("Spruchverfahrensgesetz"), agrees to a higher compensation vis-a-vis a Celanese shareholder.

                                    Section 6
                             Effectiveness and Term

(1) This Agreement is concluded subject to the consent of the supervisory board of Celanese. It also requires the consent of the shareholders' meeting of Celanese and the consent of all partners of BCP.

(2) This Agreement shall become valid upon its registration in the commercial register at the registered office of Celanese, however not earlier than the beginning of the fiscal year of Celanese following the one commencing on January 1, 2004. Section 2, para. 3 and Section 3, para. 2 shall remain unaffected.

(3) This Agreement can be terminated in writing, subject to a notice period of six months, prior to the end of a fiscal year of Celanese. This Agreement may be terminated for the first time as of the end of the fiscal year that expires at least five years after the beginning of the fiscal year in which it becomes valid in accordance with para. 2, sentence 1 of this Section 6. In determining whether or not the notice period has been complied with, the point in time at which the letter of termination is received by the respective other party to this Agreement shall be decisive.

(4) The right to terminate this Agreement for good cause without notice shall remain unaffected. Good causes are, in particular, those within the meaning of Section 14, para. 1, item 3, sentence 2 of the German Corporation Tax Act and the loss of the majority of the voting rights resulting from the shares in Celanese.

                                    Section 7
                                Final Provisions

(1) The parties have translated this Agreement into the English language, translations in other languages may possibly follow. However, only the German language version of the Agreement is binding.

(2) Should a present or future provision of this Agreement be or become entirely or partly invalid or impracticable, or should there be an omission in this Agreement, the validity of the remaining provisions shall not be affected thereby. The parties to this Agreement, in the place of the invalid or impracticable provision or in order to fill in the omission, undertake to agree on an appropriate provision that, within the framework of what is legally permissible, comes closest to what the parties to this Agreement intended or would have intended in accordance with the purpose of this Agreement if they had considered the point.

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     Kronberg im Taunus, June 22, 2004

     /s/ Dr. Andreas Pohlmann
     Celanese AG

     /s/ Dr. Joachim Kaffanke
     Celanese AG

     /s/ Cornelius Geber
     BCP Crystal Acquisition GmbH & Co. KG

     New York, June 21, 2004

     /s/ Chinh E. Chu
     BCP Crystal Acquisition GmbH & Co. KG"